05037827

SECURI[illegible] ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 SW Fifth Avenue
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Thomson Bard, Jr. (503) 220-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland, (City) Oregon (State) 97204 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Thomson Bard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive VP, Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
MARGARET M HILL
NOTARY PUBLIC - OREGON
COMMISSION NO. 361110
MY COMMISSION EXPIRES SEPT 10, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKB SECURITIES, LLC

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2004

SKB SECURITIES, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2004

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company P.C.

January 24, 2005

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Member of DFK INTERNATIONAL

ASSETS

December 31, 2004		
Cash and cash equivalents	$	249,969
Placement fees receivable		147,705
Prepaid expenses		17,820
Total assets	$	415,494

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	15,866
Due to related party		38,928
Total liabilities		54,794
Member's equity		360,700
Total liabilities and member's equity	$	415,494

SKB Securities, LLC

STATEMENT OF INCOME

Year Ended December 31, 2004

Revenues	
Placement fees	$ 1,787,270
Interest income	622
	1,787,892
Expenses	
Commissions	1,017,041
Bank charges	40
Computer expense	12,769
Deal costs	38,253
Delivery	882
Insurance	523
Miscellaneous	11
Office expense	2,863
Professional services	168,360
Promotion	5,011
Referral fees	31,125
Regulatory fees	20,688
Rent	25,546
Supplies and printing	3,138
Taxes and licenses	51,180
Telephone	1,411
Training and seminars	311
Travel and entertainment	5,698
	1,384,850
Net income	$ 403,042

SKB Securities, LLC

Statement of Changes in Member's Equity

	Member's equity
Balance at January 1, 2004, as previously reported	$ 132,136
Effect of prior period adjustment	(14,478)
Balance at January 1, 2004, as restated	117,658
Net income	403,042
Member contributions	100,000
Member distributions	(260,000)
Balance at December 31, 2004	$ 360,700

See notes to financial statements

SKB Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2004		
Cash flows from operating activities		
Net income	$	403,042
Change in operating assets and liabilities		
Placement fees receivable	(	108,705)
Prepaid expenses	(	3,192)
Accounts payable and accrued expenses	(	22,124)
Net cash provided by operating activities		269,021
Cash flows from financing activities		
Due to related party		24,450
Member contributions		100,000
Member distributions	(	260,000)
Net cash used for financing activities	(	135,550)
Net increase in cash and cash equivalents		133,471
Cash and cash equivalents at beginning of year		116,498
Cash and cash equivalents at end of year	$	249,969
Supplemental disclosure of cash flow information		
Cash paid during the year for local income taxes	$	6,448

YEAR ENDED DECEMBER 31, 2004

1. Line of business and summary of significant accounting policies

Line of business
SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers ("NASD"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees earned for the private placement of debt and equity securities and are recorded upon the closing of a transaction.

Cash and cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentration of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The company makes such deposits with high credit quality entities and has not incurred any credit related losses.

The Company's receivables consist of placement fees due on closed sales. Placement fees receivable are typically collected out of the related escrow within a few days after closing. The Company has not incurred any material credit related losses on receivables. No provision has been made for uncollectible accounts.

Income taxes
No provision has been made for income taxes, since such taxes are the liability of the individual members.

Prior period adjustment
The year ending December 31, 2004 financial statements reflects a prior period adjustment relating to unrecorded expenses owed to a related party for a facilities sharing agreement. These expenses were, however, reflected as a reduction in the Company's calculation of net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The prior period adjustment results in a change to the net income reported for the period ended December 31, 2003 from $78,920 to $64,442.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital and required net capital of $342,880 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .16 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Conversion to a limited liability company

The Company converted from an S Corporation to a limited liability company on August 30, 2004. Under the terms of the conversion the shareholders converted their shares of common stock into equal membership interests. Immediately following the conversion, the members contributed all of their membership interests in the Company to ScanlanKemperBard Companies, LLC, in which they have an ownership interest.

4. Related party transactions

The Company is a single member LLC wholly owned by ScanlanKemperBard Companies, LLC ("SKB"). SKB is engaged in real estate merchant banking, development and investment. During 2004, the Company earned 100% of its placement fees in deals in which SKB was the operating manager.

Under a facilities sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources the Company pays SKB a monthly payment based upon mutually agreed upon pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $185,000 in 2004 of which $38,928 was due to SKB at December 31, 2004.

ACCOMPANYING INFORMATION

SKB SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004		
Net capital		
Total member's equity qualified for net capital	$	360,700
Less nonallowable assets		
Prepaid expenses		17,820
Net capital	$	342,880
Aggregate indebtedness	$	54,794
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	337,880
Excess of net capital at 1,000%	$	337,401
Ratio of aggregate indebtedness to net capital		.16 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2004, filed on January 25, 2005.

YEAR ENDED DECEMBER 31, 2004

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
SKB Securities, LLC
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of SKB Securities, LLC for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of SKB Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company P.C.

January 24, 2005